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  Filed pursuant to rule 424(b)(3)
  Registration File Nos. 333-107068
  and 333-107068-01

  PROSPECTUS SUPPLEMENT NO. 6

  to Prospectus dated August 7, 2003 of

  Northwest Airlines Corporation

  $150,000,000

  6.625% Senior Convertible Notes due 2023

  Guaranteed by

  Northwest Airlines, Inc.

        This prospectus supplement relates to resales of our 6.625% Senior Convertible Notes due 2023 issued in a private offering in May 2003 and 9,270,705 shares of our common stock issuable upon conversion of the notes, plus an indeterminate number of additional shares of common stock that may be issued from time to time upon conversion of the notes as a result of antidilution adjustments and as additional interest, in circumstances described in the prospectus to which this prospectus supplement refers.

        This prospectus supplement, which supplements our prospectus dated August 7, 2003, contains additional information about the selling securityholders.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        The date of this Prospectus Supplement is October 28, 2003.

        As used in this prospectus supplement, the terms "company," "we," "our," "ours" and "us" may, depending on the context, refer to Northwest Airlines Corporation or to one or more of Northwest Airlines Corporation's consolidated subsidiaries or to all of them taken as a whole. When we refer to "common stock" throughout this prospectus, we include all rights attaching to our common stock under any stockholder rights plan then in effect.

        You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

SELLING SECURITYHOLDERS

        The notes were originally issued to Citigroup Global Markets Inc., as initial purchaser, in a private offering that closed on May 20, 2003. The initial purchaser has advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers," as defined by Rule 144A and Regulation S under the Securities Act of 1933, as amended. Selling securityholders, including their transferees, pledgees, donees or successors, may from time to time offer and sell pursuant to this prospectus supplement and the prospectus to which it refers any or all of the notes and the common stock into which the notes are convertible.

        The following table supplements the table of selling securityholders in the prospectus to which this prospectus supplement refers. The following table sets forth additional information with respect to the selling securityholders, the principal amount of the notes and the number of shares of common stock into which the notes are convertible beneficially owned by such selling securityholders that may be offered pursuant to this prospectus supplement and the prospectus to which it refers. Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

        We have prepared the following table based on information given to us by, or on behalf of, the selling securityholders on or before October 27, 2003. Because the selling securityholder may offer, pursuant to this prospectus supplement, all or some portion of the notes or common stock listed below, no estimate can be given as to the amount of notes or common stock that will be held by such selling securityholder upon consummation of any sales. In addition, the selling securityholder listed in the table below may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act some or all of its notes since the date as of which the information in the table is presented.

        Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in additional prospectus supplements or amendments to the prospectus to which this prospectus supplement refers if and when necessary.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May be Sold (1)	Percentage of Common Stock Outstanding (2)(3)
Goldman, Sachs & Co.	$10,000,000	6.67%	618,047	*

*
Less than 1%.

(1)
Assumes conversion of all of the holder's notes at a conversion rate of 61.8047 shares of common stock per $1,000 original principal amount of the notes. This conversion rate is subject to adjustment as described under "Description of Notes—Conversion Rights" in the prospectus to which this prospectus supplement refers. As a result, the number of shares of common stock issuable upon conversion of the notes may increase in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes.

(2)
Calculated based on 85,841,579 shares of common stock outstanding as of June 30, 2003. In calculating this amount for the holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of such holder's notes, but we did not assume conversion of any other holder's notes.

(3)
Assumes that all holders of the notes, or any future transferees, pledgees, donees or successors of or from such holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the Notes at the initial conversion rate.

S-1

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SELLING SECURITYHOLDERS